        ----------------------------------------------------------------
        ----------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  FORM U-3A-2



                          STATEMENT BY HOLDING COMPANY
                      PURSUANT TO REGULATION 250.2 OF THE
                       PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935


                              EXEMPTION STATEMENT


                            SIERRA PACIFIC RESOURCES
                ------------------------------------------------
                (Exact name of Claimant as specified in Charter)



                    NEVADA                          88-0198358
            ----------------------      ----------------------------------
          (State of incorporation      (I.R.S. Employer Identification No.)
            or organization)


                                 P.O. Box 30150
                    (6100 Neil Road) Reno, Nevada 89520-3150
                    ----------------------------------------
          (Address of principal executive offices including Zip Code)

                                 (775) 834-4011
               --------------------------------------------------
               (Claimant's telephone number, including area code)

                                 Mark A. Ruelle
                                 P.O. Box 30150
                            Reno, Nevada 89520-3150
                    (Name and address of agent for service)

          -----------------------------------------------------------
          -----------------------------------------------------------

                     CALENDAR YEAR ENDED DECEMBER 31, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of organization, location and nature of business
   -------------------------------------------------------------
   of claimant and every subsidiary thereof, other than any
   -------------------------------------------------------------
   exempt wholesale generator (EWG) or foreign   utility company
   -------------------------------------------------------------
   in which claimant directly or indirectly holds an interest.
   -------------------------------------------------------------

   Sierra Pacific Resources (SPR, the Company) is a Nevada holding company which became the parent of Sierra Pacific Power Company (SPPC, the Power Company) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of the Power Company's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of the Power Company, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Sierra Pacific Power Company
(SPPC), Tuscarora Gas Pipeline Company (TGPC), Sierra Energy Company (SECO) dba e.three (e.three), Lands of Sierra, Inc. (LOS), Sierra Water Development Company
(SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE), and SPR Media Group (SMG).

   The Power Company is a public utility engaged principally in the generation, purchase, transmission, distribution and sale of electric energy to approximately 294,000 customers in a total service area of approximately 50,000 square miles in western, central and northeastern parts of Nevada (including the cities of Reno, Sparks, Carson City and Elko) and an eastern portion of California (in the Lake Tahoe area). The Power Company also provides gas service to approximately 105,000 gas customers in a total area of approximately 600 square miles in Reno-Sparks and the surrounding area, and water service to approximately 67,000 customers in the Reno-Sparks metropolitan area.

     The Power Company is a Nevada corporation organized in 1965 as successor to a Maine corporation organized in 1912 and is a wholly-owned subsidiary of the Company.


     Tuscarora Gas Pipeline Company (TGPC) is a Nevada Corporation, which is a wholly-owned subsidiary of the Company. TGPC was formed in 1993 for the purpose of entering into a partnership (Tuscarora Gas Transmission Company or TGTC) with a subsidiary of TransCanada Pipe Lines USA, Limited of Calgary, Alberta, Canada, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada, and northeastern California. To date, SPR has an equity investment of approximately $15.5 million in this subsidiary. TGTC interconnects with PG&E Gas Transmission-Northwest (PGT) at Malin, Oregon. PGT is a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border.

     As an interstate pipeline, TGTC provides only transportation service. SPPC and SPR were the two largest customers of TGTC during 1998, contributing 89.3% and 7.6% of revenues, respectively. In 1998, TGTC began serving two new customers, the United States Gypsum Company located north of Empire, Nevada, and the HL Power Company located northwest of Wendel, California.


     Sierra Energy Company (SECO), dba under the firm name of e.three, was organized in October 1996 as an unregulated wholly-owned subsidiary of the Company. It provides comprehensive energy and other business solutions in commercial and industrial markets. This is accomplished by offering a variety of energy-related products and services to increase customers' productivity and profits and improve the quality of the indoor environment. These products and services include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and ongoing energy monitoring and verification services.

     In September 1998, e.three and Nevada Electric Investment Company (NEICO), a wholly-owned subsidiary of Nevada Power Company, formed e.three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in Southern Nevada. e.three Custom Energy Solutions, LLC's primary focus for its sales activities is in the commercial and industrial markets.

In October 1998, e.three acquired Independent Energy Consulting, Inc. (IEC), a California based company, in an exchange of Sierra Pacific Resources (SPR) stock for all of IEC's stock. IEC provides energy procurement management, third party auditing, performance contract consulting and strategic energy planning in the industrial and commercial markets.

     Lands of Sierra, Inc. (LOS) is a Nevada corporation, which is a wholly-owned subsidiary of the Company. LOS was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. These properties included retail, industrial, office and residential sites, and timberland and properties in the Lake Tahoe region. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties. Properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region. Management will continue to focus on selling most of these remaining properties in 1999.


     Sierra Gas Holding Company (SGHC), formerly Sierra Energy Company (SECO), is a Nevada Corporation, which is a wholly-owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.


     Sierra Water Development Company (SWDC) is a Nevada corporation, which is a wholly-owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada.


     In August 1992 the Power Company executed a cooperative agreement with the
U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program.

     Construction began on the project in February 1995, following resource plan approval and the receipt of all permits and other approvals. The natural gas portion (combined cycle combustion turbine) was satisfactorily completed and placed in service December 1, 1996. The balance of the plant was placed in service in June 1998. The construction of the gasifier portion of the project overran the fixed contract price by approximately 12% or $12.6 million. The overrun is primarily due to redesign issues, resolving technical issues relative to start up and other costs due to a later than anticipated in-service date. To date, the Power Company has not been successful in obtaining sustained operation of the gasifier but work continues to identify problem areas and redesign solutions. Due to the problems noted above, the Power Company and Foster Wheeler settled on a portion of the cost overrun and have entered into an alternative dispute resolution process in an attempt to resolve remaining issues on total construction costs. At this time, the Power Company does not have any estimates as to the outcome of the proceeding.

     Pinon Pine Corp. and Pinon Investment Co., subsidiaries of the Power Company, own 25% and 75% of a 38% interest in Pinon Pine Company, L.L.C. GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation
(GECC) and purchased by the Power Company in February 1999, owns the remaining 62%. The LLC was formed to take advantage of federal income tax credits associated with the alternative fuel (syngas) produced by the coal gasifier available under (S) 29 of the Internal Revenue Code.


     Sierra Pacific Power Capital I, (the Trust), is a wholly-owned subsidiary of the Power Company. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from the Power Company its 8.60% Junior Subordinated Debentures due July 30, 2036, in a principal amount of $50 million.


2.   A brief description of the properties of claimant and each of
     -------------------------------------------------------------
     its subsidiary public utility companies used for the
     -------------------------------------------------------------
     generation, transmission, and distribution of electric energy
     -------------------------------------------------------------
     for sale, or for the production, transmission, and distribu-
     ------------------------------------------------------------
     tion of natural or manufactured gas, indicating the location
     ------------------------------------------------------------
     of principal generating plants, transmission lines, producing
     -------------------------------------------------------------
     fields, gas manufacturing plants, and electric and gas
     -------------------------------------------------------------
     distribution facilities, including all such properties which
     -------------------------------------------------------------
     are outside the State in which claimant and its subsidiaries
     -------------------------------------------------------------
     are organized and all transmission or pipelines which deliver
     -------------------------------------------------------------
     or receive electric energy or gas at the borders of such
     -------------------------------------------------------------
     State.
     -------------------------------------------------------------

     (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

     (b) The electric properties of the Power Company, the public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas and water properties are entirely located within the State of Nevada.

     The Power Company's electric generation is supplied by power plants which utilize fuel as set forth below:


                               No. of               Capacity   Location
    Power Plant                 Unit     Fuel         (kw)     (State)
    -----------                ------    ----        -------   --------
     Tracy                         3     Gas/Oil     244,000    Nevada
     Ft. Churchill                 2     Gas/Oil     226,000    Nevada
     Valmy (1)                     2     Coal        265,000    Nevada
     Clark Mountain                2     Gas/Oil     138,000    Nevada
     Pinon Pine (2)                1     Coal, Gas    93,000    Nevada
     Farad                         2     Hydro         2,500    Calif.
     Fleish                        1     Hydro         2,250    Nevada
     Verdi                         1     Hydro         2,150    Nevada
     Washoe                        2     Hydro         2,200    Nevada
     Winnemucca Gas Turbine        1     Gas/Oil      17,000    Nevada
     Kings Beach Diesel            6     Oil          16,500    Calif.
     All Other Diesels            20     Oil          33,300    Nevada

     (1) Valmy Units #1 and #2 are owned jointly by the Power Company and Idaho Power Company. Each company owns a 50 percent share of this 532,000 KW facility.

     (2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation (GECC) and now also owned by the Power Company, and 38% which is wholly owned through two of its subsidiaries by the Power Company. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to the Power Company.

     The Power Company is interconnected with neighboring utilities as follows:

     The Power Company's transmission lines extend some 300 miles from the crest of the Sierra Nevada mountains in eastern California northeast to the Nevada-Idaho border at Jackpot, Nevada, and 250 miles from the Reno area south to Tonopah, Nevada. A 230 kilovolt (KV) transmission line connects the Power Company to facilities near the Utah-Nevada state line which, in turn, interconnects the Power Company to Idaho Power facilities at the Idaho-Nevada state line. The Power Company also has two 120 KV lines and one 60 KV line which interconnect with Pacific Gas and Electric Company (PG&E) on the west side of the Power Company's system at Donner Summit, California. Two 60kv transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within the Power Company's service territory, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party.

     The Power Company completed construction of the Alturas Intertie transmission line in December 1998. The Alturas Intertie was built to enhance service to existing load, to expand service to new customers and to increase significantly the Company's access to lower cost resources in the Pacific
Northwest.   This 345 kV line originates west of Alturas, California and extends
165 miles south to Reno. Construction commenced on February 9, 1998. The line was placed into commercial operation on December 22, 1998. The Company spent approximately $144 million on the project as of December 31, 1998. The current estimated cost of construction, including AFUDC, is approximately $159 million. Additional environmental and right-of-way restoration activities are expected to continue on the project through 2004.

     As of December 31, 1998 the Power Company's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations and its distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

     The Power Company's natural gas business is a local distribution company
(LDC) in the Reno-Sparks area. The Power Company currently has no ownership interest in the gas transmission facilities required to serve its customers.

     Natural gas purchased for the Power Company's retail gas customers and for use in its electric generating plants is transported on several FERC regulated pipelines.

     Northwest Pipeline Corporation (Northwest), in conjunction with Paiute Pipeline Company (Paiute), provides the Power Company access to natural gas supplies in British Columbia, Canada, the Rocky Mountain region, and the San Juan Basin. Northwest is a major interstate pipeline stretching from the Canadian border at Sumas, Washington, to the northwestern corner of New Mexico. Paiute interconnects with Northwest at the Idaho/Nevada border and runs to the southwest of the Reno/Lake Tahoe area of Nevada and California.

     With the Tuscarora Gas Transmission Company's pipeline, the Company has a financial interest in natural gas transmission facilities serving the northern Nevada market. Tuscarora Gas Transmission Company (TGTC), a partnership between a subsidiary of Sierra Pacific Resources and TransCanada Pipe Lines USA, Limited, began service on December 1, 1995. The pipeline interconnects with Pacific Gas Transmission (PGT) near Malin, Oregon and terminates at the Tracy Power Plant east of Reno/Sparks. In addition to providing natural gas service to the Power Company's Tracy Power Plant and distribution customers in the area.

     PGT is a major interstate pipeline stretching from the Canadian border at Eastport, Idaho to the California/Oregon border near Malin, Oregon. NOVA and Alberta Natural Gas (ANG) pipelines are upstream of PGT in the British Columbia and Alberta provinces of Canada. Firm transportation service on Tuscarora and upstream pipelines improves the reliability of the Power Company's gas supplies and provides additional access to abundant and competitively priced supply in Alberta, Canada.

     The Power Company has contracted for firm winter only and annual gas supplies with twelve Canadian and domestic suppliers to meet the firm requirements of its LDC and electric operations. The contracts total 157,000 decatherms per day through February 1999; 152,000 decatherms per day for March 1999; 93,000 decatherms per day through April 1999; 78,000 decatherms per day for May through October 1999; and 65,000 decatherms per day for the remainder of the year. Most of these contracts provide for a fixed price. This ensures that the Power Company is able to lock-in a significant portion of its gas supply cost while retaining the flexibility to purchase spot market supplies.

     The Power Company's firm natural gas supply is supplemented with natural gas storage and supply from a Northwest-owned facility located at Jackson Prairie in southern Washington, liquid natural gas (LNG) storage and supply from a facility located in Lovelock, Nevada. The LNG facility is operated by Paiute and is used for meeting peak demand. The Jackson Prairie and LNG facilities can contribute a total of approximately 48,000 decatherms per day of peaking supplies. The Power Company meets its peak day requirements above Northwest/Paiute capacity with firm transportation capacity on the Tuscarora Pipeline and PGT.

     Following is a summary of the transportation and approximate storage capacity of the Power Company's current gas supply program. Firm transportation capacity on the Northwest/Paiute system exists to serve primarily the LDC. Firm transportation capacity on the PGT/Tuscarora system exists primarily to serve the Power Company's electric generating plants. Storage capacity is generally used for the peaking requirements of the LDC only.


     Transportation Capacity
     -----------------------
     Northwest   -    68,696 decatherms per day firm
                      90,000 decatherms per day interruptible
     Paiute      -   103,774 decatherms per day firm from November
                       through March
                      61,044 decatherms per day firm from April through
                       October
                      90,000 decatherms per day interruptible
     NOVA        -    30,000 decatherms per day firm
     ANG         -    30,000 decatherms per day firm
     PGT         -    30,000 decatherms per day firm
                 -    40,270 decatherms per day firm (winter only)
                      90,000 decatherms per day interruptible
     TGTC        -    104,000 decatherms per day firm
                      60,000 decatherms per day interruptible

      Storage Capacity
      ----------------
      Williams -  281,242 decatherms from Jackson Prairie
               -   12,687 decatherms per day from Jackson
                     Prairie
      Paiute   -  463,034 decatherms from Lovelock LNG
               -   35,078 decatherms per day from Lovelock
                   LNG facility

      The Power Company's LDC decatherm supply requirements in 1998 and 1997 were 14.9 million decatherms and 12.4 million decatherms, respectively. Electric generating fuel requirements were 35 million decatherms and 32 million decatherms respectively for 1998 and 1997.

      As of December 31, 1998 the Power Company owned and operated approximately 1,296 miles of three-inch equivalent natural gas distribution lines.


3.    The following information for the last calendar year with
      -------------------------------------------------------------
      respect to claimant and each of its subsidiary public utility
      -------------------------------------------------------------
      companies:
      -------------------------------------------------------------

 (a)  Number of Kwh of electric energy sold (at retail or wholesale)
      -------------------------------------------------------------

      and Mcf of natural or manufactured gas distributed at retail.
      -------------------------------------------------------------

      The Power Company sold approximately 9,560,800 Mwh of electric energy for the year ended December 31, 1998 and sold approximately 14,142,800 Mcf of natural gas at retail during the same period. Related electric energy revenue was $568.5 million for the year ended December 31, 1998. Related natural gas revenue was $78.3 million for the same period.

 (b)  Number of Kwh of electric energy and Mcf of natural or
      --------------------------------------------------------------
      manufactured gas distributed at retail outside the State in
      --------------------------------------------------------------
      which each such company is organized.
      --------------------------------------------------------------

      The Power Company sold approximately 507,200 Mwh at retail to customers in the State of California with related revenue of $39.0 million for the year ended December 31, 1998.

  (c) Number of Kwh of electric energy and Mcf of natural or
      --------------------------------------------------------------
     manufactured gas sold at wholesale outside the State in which
     --------------------------------------------------------------
     each such company is organized, or at the State line.
     --------------------------------------------------------------

     The Power Company sold approximately 181,200 Mwh at wholesale to customers in the State of California with related revenue of $1.4 million for the year ended December 31, 1998. The Power Company sold approximately 11,738,400 Mcf of natural gas at wholesale with a related revenue of $22.0 million for the year ended December 31, 1998.

 (d) Number of Kwh of electric energy and Mcf of natural or
     --------------------------------------------------------------
     manufactured gas purchased outside the State in which each
     ---------------------------------------------------------------
     such company is organized or at the State line.
     ----------------------------------------------

     The Power Company purchased approximately 4,632,400 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 1998 at a cost of $157.0 million. The Power Company purchased approximately 49,758,000 Mcf of natural gas from outside the State of Nevada at a cost of $44.3 million during the year ended December 31, 1998 of which approximately 14,429,300 Mcf were used for local distribution and approximately 35,328,700 Mcf were used for electric power generation.

 4.  The following information for the reporting period with
     --------------------------------------------------------------
     respect to claimant and each interest it holds directly or
     --------------------------------------------------------------
     or indirectly in an EWG or a foreign utility company, stating
     --------------------------------------------------------------
     monetary amounts in United States dollars:
     --------------------------------------------------------------

     None.

 (a) Name, location, business address and description of the
     --------------------------------------------------------------
     facilities used by the EWG or foreign utility company for the
     --------------------------------------------------------------
     generation, transmission and distribution of electric energy
     --------------------------------------------------------------
     for sale or for the distribution at retail of natural or
     --------------------------------------------------------------
     manufactured gas.
     --------------------------------------------------------------

     None.

 (b) Name of each system company that holds an interest in such EWG
     --------------------------------------------------------------
     or foreign utility company, and description of the interest
     --------------------------------------------------------------
     held.
     --------------------------------------------------------------

     None.

 (c) Type and amount of capital invested, directly or indirectly,
     --------------------------------------------------------------
     by the holding company claiming exemption; any direct or
     --------------------------------------------------------------
     indirect guarantee of the security of the EWG or foreign
     --------------------------------------------------------------
     utility company by the holding  company claiming exemption;
     --------------------------------------------------------------
     and any debt or other financial obligation for which there is
     --------------------------------------------------------------
     recourse, directly or indirectly, to the holding company
     --------------------------------------------------------------
     claiming exemption or another system company, other than the
     --------------------------------------------------------------
     EWG or foreign utility company.
     --------------------------------------------------------------

     None.

 (d) Capitalization and earnings of the EWG or foreign utility
     -------------------------------------------------------------
     company during the reporting period.
     -------------------------------------------------------------

     None.

 (e) Identify any service, sales or construction contract(s)
     -------------------------------------------------------------

     between the EWG or foreign utility company and a system
     -------------------------------------------------------------
     company, and describe the services to be rendered or
     -------------------------------------------------------------
     goods sold and fees or revenues under such agreement(s).
     -------------------------------------------------------------

     None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 4th day of March, 1999.


                                              SIERRA PACIFIC RESOURCES
                                              ------------------------
                                                (Name of Claimant)



                                          By   /s/  Mark A. Ruelle
                                             ------------------------
                                                   Mark A. Ruelle
                                               Senior Vice President,
                                      Chief Financial Officer and Treasurer
                                           (Principal Financial Officer)
                                           (Principal Accounting Officer)





CORPORATE SEAL
Attest:


_________________________________


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Mark A. Ruelle                         Chief Financial Officer
------------------------------------------------------------------
   (Name)                                      (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada  89520-3150 (89511)
------------------------------------------------------------------
                           (Address)

                                   Exhibit A
                                   ---------


  The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

  Consolidating Balance Sheet as of December 31, 1998.

  Consolidating Statement of Income for the year ended
  December 31, 1998.

  Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 1998.



                                   Exhibit B
                                   ---------

  Financial Data Schedule for the year ended December 31, 1998.


                                   Exhibit C
                                   ---------

  Inapplicable.

                                   EXHIBIT A
                                    Page 1


SIERRA PACIFIC RESOURCES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                     SPR            SPPCO         LOS       SGHC         TGPC      SWDC      E-THREE
-------------------------------------------------------------------------------------------------------------------------------
ASSETS:
------

UTILITY AND OTHER PROPERTY, NET             $       -      $ 1,677,042     $ 2,591   $    -      $    191     $   8     $    193

INVESTMENT IN SUBSIDIARIES                    689,090           34,021                             17,751       592

CURRENT ASSETS                                 20,772          158,047         622       54           355         1          650

DEFERRED ASSETS                                                142,711                                                     1,017
                                            ------------------------------------------------------------------------------------

TOTAL ASSETS                                $ 709,862      $ 2,011,821     $ 3,213   $   54      $ 18,297     $ 601     $  1,860
                                            ====================================================================================

CAPITALIZATION AND
------------------
LIABILITIES:
------------

COMMON EQUITY                               $ 673,432      $   661,367     $ 2,483   $ (104)     $ 15,489     $ 594     $ (2,016)

PREFERRED STOCK                                                121,615

LONG-TERM DEBT                                 10,000          606,451         223                                         4,812
                                            ------------------------------------------------------------------------------------

TOTAL CAPITALIZATION                          683,432        1,389,433       2,706     (104)       15,489       594        2,796

CURRENT LIABILITIES                            20,458          269,296          99      (71)       (1,923         6         (845)

DEFERRED CREDITS                                5,972          353,092         408      229         4,731         1          (91)
                                            ------------------------------------------------------------------------------------

TOTAL CAPITALIZATION AND
LIABILITIES                                 $ 709,862      $ 2,011,821     $ 3,213   $   54      $ 18,297     $ 601     $  1,860

                                            ====================================================================================



SIERRA PACIFIC RESOURCES                                                              2/25/99
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                     SPE       SMG    ELIMINATION     CONSOLIDATED
---------------------------------------------------------------------------------------------
ASSETS:
-------

UTILITY AND OTHER PROPERTY, NET             $   810     $ 144     $        -      $ 1,680,979

INVESTMENT IN SUBSIDIARIES                                          (686,133)     $    55,321

CURRENT ASSETS                                2,797                  (21,930)     $   161,368

DEFERRED ASSETS                                                                   $   143,728

                                            -------------------------------------------------

TOTAL ASSETS                                $ 3,607     $ 144      $(708,063)     $ 2,041,396
                                            =================================================

CAPITALIZATION AND
------------------
LIABILITIES:
------------

COMMON EQUITY                               $ 3,590     $  (2)     $(681,401)     $   673,432

PREFERRED STOCK                                                                   $   121,615

LONG-TERM DEBT                                                        (4,732)     $   616,754
                                            -------------------------------------------------

TOTAL CAPITALIZATION                          3,590        (2)      (686,133)     $ 1,411,801

CURRENT LIABILITIES                              17       146        (21,930)     $   265,253

DEFERRED CREDITS                                                                  $   364,342
                                            -------------------------------------------------

TOTAL CAPITALIZATION AND
LIABILITIES                                 $ 3,607     $ 144      $(708,063)     $ 2,041,396

                                            =================================================

                                   EXHIBIT A



SIERRA PACIFIC RESOURCES
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                  SPR         SPPCO        LOS      SGHC         TGPC    SWDC     E-THREE
--------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                        80,280     $ 734,332     $  209      $  -      $ 3,854   $ (23)   $  2,769

OPERATING EXPENSES                         1,885       608,138       (163)        9        2,052       4       4,313
                                        ----------------------------------------------------------------------------

OPERATING INCOME                          78,395       126,194        372        (9)       1,802     (27)     (1,544)

OTHER INCOME                                 400         4,132        158         6                                4
                                        ----------------------------------------------------------------------------

TOTAL INCOME                              78,795       130,326        530        (3)       1,802     (27)     (1,540)

NET INTEREST CHARGES                       1,474        44,306         32                                        229
                                        ----------------------------------------------------------------------------

INCOME BEFORE PREFERRED                   77,321        86,020        498        (3)       1,802     (27)     (1,769)
DIVIDENDS

LESS: PREFERRED DIV
REQUIREMENTS OF SUB.                                     5,459
                                        ----------------------------------------------------------------------------

NET INCOME                                77,321     $  80,561     $  498      $ (3)     $ 1,802   $ (27)   $ (1,769)
                                        ============================================================================



SIERRA PACIFIC RESOURCES                                                              2/25/99
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                 SPE           SMG      ELIMINATION   CONSOLIDATED
---------------------------------------------------------------------------------------------
OPERATING REVENUES                    $     442         $  -        $ (80,022)      $ 741,841

OPERATING EXPENSES                        1,480            2                          617,720
                                      -------------------------------------------------------

OPERATING INCOME                         (1,038)          (2)         (80,022)        124,121

OTHER INCOME                                                             (229)          4,471
                                      -------------------------------------------------------

TOTAL INCOME                             (1,038)          (2)         (80,251)        128,592

NET INTEREST CHARGES                                                     (229)         45,812
                                      -------------------------------------------------------

INCOME BEFORE PREFERRED                  (1,038)          (2)         (80,022)         82,780
DIVIDENDS

LESS: PREFERRED DIV
REQUIREMENTS OF SUB.                                                                    5,459
                                      -------------------------------------------------------

NET INCOME                            $  (1,038)       $  (2)       $ (80,022)      $  77,321
                                      =======================================================


                                   EXHIBIT A


SIERRA PACIFIC RESOURCES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                             SPR      SPPCO         LOS         SGHC         TGPC     SWDC     E-THREE
---------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT BEGINNING                     $147,871    $94,118    $(14,327)    $(31,729)     $(1,710)    $(72)    $(1,340)
OF PERIOD

INCOME BEFORE PREFERRED                              77,321     86,020         498           (3)       1,802      (27)     (1,769)
DIVIDENDS

DIVIDENDS DECLARED                                   40,285     81,459                                 1,820
                                              ------------------------------------------------------------------------------------

RETAINED EARNINGS AT END                           $184,907    $98,679    $(13,829)    $(31,732)     $(1,728)    $(99)    $(3,109)
                                              ====================================================================================



SIERRA PACIFIC RESOURCES                                                                     2/25/99
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 1998
(Dollars in thousands)
(Unaudited)                                               SPE     SMG    ELIMINATION    CONSOLIDATED
----------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING                       $     (1)   $  -      $ (44,939)      $ 147,871
OF PERIOD

INCOME BEFORE PREFERRED                                (1,038)     (2)       (80,022)         82,780
DIVIDENDS

DIVIDENDS DECLARED                                                           (77,820)         45,744
                                                     -----------------------------------------------


RETAINED EARNINGS AT END                             $ (1,039)   $ (2)     $ (47,141)      $ 184,907
                                                     ===============================================

                                                                       EXHIBIT B
                                                                          Page 1

                           SIERRA PACIFIC RESOURCES
                            FINANCIAL DATA SCHEDULE


This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 1998, and is qualified in its entirety by reference to such financial statements.

Multiplier  1,000

The financial data is NOT restated from a previously filed schedule. The financial data DOES NOT apply to a co-registrant.

Currency:             U.S. dollars
Period Type:          Twelve months ended December 31, 1998.
Period Start:         January 1, 1998
Period End:           December 31, 1998
Company Fiscal Year:  January 1 through December 31.
Exchange Rate:        One (1)
Book Value:           Per book



  (Unaudited)            Caption Heading                Amount
---------------     -------------------------        -----------

   Item No.
   --------
      1             Total Assets                      $2,041,396
      2             Total Operating Expenses            $741,841
      3             Net Income                           $77,321

                                      17